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CUSIP No. 942749 10 2                 13G                           Page 1 of 28
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)*

                             WATTS INDUSTRIES, INC.
                             ----------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.10 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   942749 10 2
                                   -----------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 942749 10 2                 13G                           Page 2 of 28
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Timothy P. Horne

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |X|
                                                             (b)  |_|

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            8,152,381
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           1,235,840
     PERSON
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
                       3,316,101

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       4,849,080

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  9,388,221

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  35.5%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 942749 10 2                 13G                           Page 3 of 28
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Daniel J. Murphy, III

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |X|
                                                             (b)  |_|

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            36,461
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           1,235,840
     PERSON
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
                       36,461

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,272,301

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  4.8%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 942749 10 2                 13G                           Page 4 of 28
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       George B. Horne

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |X|
                                                             (b)  |_|

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            None
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           None
     PERSON
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
                       None

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       2,124,600

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  2,124,600

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  8.0%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 942749 10 2                 13G                           Page 5 of 28
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Daniel W. Horne

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |X|
                                                             (b)  |_|

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,650
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           None
     PERSON
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
                       1,650

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       1,335,840

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,337,490

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  5.0%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 942749 10 2                 13G                           Page 6 of 28
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Deborah Horne

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |X|
                                                             (b)  |_|

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,650
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           None
     PERSON
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
                       1,650

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       1,335,840

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,337,490

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  5.0%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 942749 10 2                 13G                           Page 7 of 28
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Peter W. Horne

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |X|
                                                             (b)  |_|

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            50,475
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           None
     PERSON
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
                       50,475

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       1,235,840

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,286,315

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  4.9%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 942749 10 2                 13G                           Page 8 of 28
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Tara V. Horne

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  |X|
                                                             (b)  |_|

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            None
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH        6    SHARED VOTING POWER
   REPORTING           None
     PERSON
      WITH        --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
                       None

                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       40,000

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  40,000

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  0.4%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13G

Item 1(a).  Name of Issuer.*

            Watts Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

            815 Chestnut Street
            North Andover, MA  01845

Item 2(a).  Names of Persons Filing.

            Timothy P. Horne
            Daniel J. Murphy, III
            George B. Horne
            Daniel W. Horne
            Deborah Horne
            Peter W. Horne
            Tara V. Horne

Item 2(b).  Address of Principal Business Office or, if none, Residence.

            Watts Industries, Inc.
            815 Chestnut Street
            North Andover, MA  01845

Item 2(c).  Citizenship.

            United States

Item 2(d).  Title of Class of Securities.

            Class A Common Stock, par value $.10 per share

----------
* Unless otherwise indicated, information contained in an Item pertains to all members of the group making this filing.

Item 2(e).  CUSIP Number.

            942749 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)               Broker or Dealer registered under
            ___         Section 15 of the Act.

      (b)               Bank as defined in Section 3(a)(6)
            ___         of the Act.

      (c)               Insurance Company as defined in
            ___         Section 3(a)(19) of the Act.

      (d)               Investment Company registered under
            ___         Section 8 of the Investment Company
                        Act.

      (e)               Investment Adviser registered under
            ___         Section 203 of the Investment
                        Advisers Act of 1940.

      (f)   ___         Employee Benefit Plan, Pension Fund
                        which is subject to the provisions of the Employee
                        Retirement Income Security Act of 1974 or Endowment
                        Fund.

      (g)   ___         Parent Holding Company, in
                        accordance with Rule 13d-1(b)(ii)(G).

      (h)   ___         Group, in accordance with Rule
                        13d-1(b)(1)(ii)(H).

      Not Applicable.

Item 4. Ownership.

      Timothy P. Horne

      (a)   Amount Beneficially Owned:

         Timothy P. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 9,388,221 shares of Class A Common Stock of the Issuer. Except as noted below, all of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

         Includes (i) 2,751,220 shares of Class B Common Stock and 96,037 shares of Class A Common Stock, beneficially owned by Mr. Horne, (ii) 1,335,840 shares beneficially owned by a revocable trust for the benefit of Daniel W. Horne, Mr. Horne's brother, for which Mr. Horne serves as sole trustee, (iii) 1,335,840 shares beneficially owned by a revocable trust for the benefit of Deborah Horne, Mr. Horne's sister, for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv)1,235,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne, Mr. Horne's brother, for which Frederic B. Horne serves as sole trustee,
         (v) 2,124,600 shares held for the benefit of George B. Horne, Mr. Horne's father, under a revocable trust for which Mr. Horne and George
         B. Horne serve as co-trustees, (vi) 40,000 shares held by Tara Horne, Mr. Horne's daughter, (vii) 22,600 and 30,200 shares held for the benefit of Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne serves as trustee, respectively, and (viii) 416,044 shares of Class A Common Stock issuable upon the exercise of stock options within 60 days of December 31, 2000. The 2,751,220 shares of Class B Common Stock noted in clause (i), the shares noted in clauses
         (ii), (iii), (v), (vi) and (vii) (7,640,300 shares in the aggregate) are held in The George B. Horne Voting Trust Agreement - 1997 ("1997 Voting Trust") for which Mr. Horne serves as trustee. (See Exhibit 4 for a description of the 1997 Voting Trust). The 1,235,840 shares of Class B Common Stock noted in clause (iv) are held in the Horne Family Voting Trust Agreement - 1991 ("1991 Voting Trust") for which Mr. Horne serves as co-trustee. (See Exhibit 5 for a description of the 1991 Voting Trust.) All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Horne are Class B Common Stock except for the 96,037 shares of Class A Common Stock noted in clause (i) and all of the shares noted in clause (viii).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote
                                           8,152,381

        (ii)   shared power to vote or to direct the vote
                                           1,235,840

       (iii)   sole power to dispose or to direct the disposition of
                                           3,316,101

        (iv)   shared power to dispose or to direct the disposition of
                                           4,849,080

Item 4. Ownership.

      Daniel J. Murphy, III

      (a)   Amount Beneficially Owned:

         On January 27, 1999, Daniel J. Murphy, Jr. became a co-trustee of the 1991 Voting Trust as the successor to Mr. Herndon. Mr. Murphy is deemed the beneficial owner of 1,272,301 shares of Class A Common Stock of the Issuer. Except as noted below, all of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

         Includes (i) 5,521 shares of Class A Common Stock, beneficially owned by Mr. Murphy, (ii) 1,235,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne, for which Mr. Frederic B. Horne, Peter W. Horne's brother, serves as sole trustee, and (iii) 30,940 shares of Class A Common Stock issuable upon the exercise of stock options. The 1,235,840 shares of Class B Common Stock noted in clause (ii) are held in the 1991 Voting Trust for which Mr. Murphy serves as co-trustee (See Exhibit 6 for a description of the 1991 Voting Trust). All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Murphy are Class B Common Stock except all of the shares noted in clauses (i) and (iii).

      (b)   Percent of Class.

            (See Exhibit 1)

      (c)   Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote
                                         36,461

            (ii)  shared power to vote or to direct the vote
                                         1,235,840

           (iii)  sole power to dispose or to direct the disposition of
                                         36,461

            (iv)  shared power to dispose or to direct the disposition of

                                         None

Item 4. Ownership.

      George B. Horne

      (a)   Amount Beneficially Owned:

         George B. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 2,124,600 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

         Mr. Horne's beneficial ownership consists of 2,124,600 shares held in a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees. All of such shares are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

            (See Exhibit 1)

      (c)   Number of shares to which such person has:

         (i)   sole power to vote or to direct the vote
                                    None

        (ii)   shared power to vote or to direct the vote
                                    None

       (iii)   sole power to dispose or to direct the disposition of
                                    None

        (iv)   shared power to dispose or to direct the disposition of
                                    2,124,600

Item 4.  Ownership.

      Daniel W. Horne

      (a)   Amount Beneficially Owned:

         Daniel W. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,337,490 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis, other than 1,650 shares which are shares of Class A Common Stock.

         Mr. Horne's beneficial ownership consists of (i) 1,335,840 shares held in a revocable trust for which Timothy P. Horne serves as the sole trustee and (ii) 1,650 shares of Class A Common Stock. All of the shares of Class B Common Stock described in clause (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

             (See Exhibit 1)

      (c)   Number of shares to which such person has:

          (i)   sole power to vote or to direct the vote
                                       None

         (ii)   shared power to vote or to direct the vote
                                       None

        (iii)   sole power to dispose or to direct the disposition of
                                       None

         (iv)   shared power to dispose or to direct the disposition of
                                       1,337,490

Item 4. Ownership.

      Deborah Horne

      (a)   Amount Beneficially Owned:

         Deborah Horne (for purposes of this particular Item 4, "Ms. Horne") is deemed the beneficial owner of 1,337,490 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis, other than 1,650 shares which are shares of Class A Common Stock.

         Ms. Horne's beneficial ownership consists of (i) 1,335,840 shares held in a revocable trust for which Timothy P. Horne serves as the sole trustee and (ii) 1,650 shares of Class A Common Stock. All of the shares of Class B Common Stock desribed in clause (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibit 4 for a description of the 1997 Voting Trust).

      (b)   Percent of Class:

             (See Exhibit 1)

      (c)   Number of shares to which such person has:

          (i)  sole power to vote or to direct the vote
                                       None

         (ii)  shared power to vote or to direct the vote
                                       None

        (iii)  sole power to dispose or to direct the disposition of
                                       None

         (iv)  shared power to dispose or to direct the disposition of
                                       1,337,490

Item 4. Ownership.

      Peter W. Horne

      (a)   Amount Beneficially Owned:

         Peter W. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 1,286,315 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis, other than 50,475 shares which are shares of Class A Common Stock

         Mr. Horne's beneficial ownership consists of (i) 1,235,840 shares held in a revocable trust for which Frederic B. Horne and George B. Horne serve as the sole trustee and (ii) 50,475 shares of Class A Common Stock. All of the shares of Class B Common Stock described in clause
         (i) above are subject to the 1991 Voting Trust for which Timothy P. Horne and Daniel J. Murphy, III serve as co-trustees. (See Exhibit 6 for a description of the 1991 Voting Trust).

      (b)   Percent of Class:

             (See Exhibit 1)

      (c)   Number of shares to which such person has:

         (i)   sole power to vote or to direct the vote
                                            50,475

        (ii)   shared power to vote or to direct the vote
                                            None

       (iii)   sole power to dispose or to direct the disposition of
                                            50,475

        (iv)   shared power to dispose or to direct the disposition of
                                            1,286,315

Item 5. Ownership of Five Percent or Less of a Class.

       Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       Timothy P. Horne

         Frederic B. Horne has the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee, subject to the terms of such trust.

         George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,124,600 shares held for the benefit of George B. Horne under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees.

         Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

         Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

         Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       Daniel J. Murphy, III

         Frederic B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee, subject to the terms of such trust.

         Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       George B. Horne

         Timothy P. Horne shares the power, as co-trustee with George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 2,124,600 shares held in such trust.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       Daniel W. Horne

         Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held in such trust.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       Deborah Horne

         Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held in such trust. The trustee's consent is required to revoke such trust.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Peter W. Horne

         Frederic B. Horne has the power, as sole trustee of a revocable trust for the benefit of Peter W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held in such trust.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Tara V. Horne

         Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8. Identification and Classification of members of the Group.

         A group has filed this Schedule 13G pursuant to Rule 13d-1(c). See
         Exhibit 3 for the identity of each member of the group.

Item 9. Notice of Dissolution of Group.

       Not Applicable

Item 10. Certification.

       Not Applicable

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                                  Page 21 of 28

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001


      ------------------------------
      TIMOTHY P. HORNE


      ------------------------------
      DANIEL J. MURPHY, III


      ------------------------------
      *GEORGE B. HORNE


      ------------------------------
      *DANIEL W. HORNE


      ------------------------------
      *DEBORAH HORNE


      ------------------------------
      *PETER W. HORNE


      ------------------------------
      * TARA V. HORNE

* By Kenneth J. McAvoy, Attorney in Fact pursuant to Powers of Attorney filed as Exhibit 6 to Amendment No. 5 to this Schedule 13G filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.

                                INDEX OF EXHIBITS

1.    Voting Percentages

2.    Amended and Restated Stock Restriction Agreement

3.    Identity of Group Members

4.    The George B. Horne Voting Trust Agreement - 1997

5.    Horne Family Voting Trust Agreement - 1991

6.    Powers of Attorney
          (Incorporated by reference to Amendment No. 5 to this Schedule 13G filed with the Securities and Exchange Commission on February 12,
          1992)

                                    EXHIBIT 1

      Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all such matters, equity percentage is not equivalent to voting percentage. The following table indicates total percentage of voting power of outstanding shares of the Issuer possessed by any group member who has sole or shared voting power of any shares and by the group as a whole:

                  Timothy P. Horne              --    81.1%
                  Daniel J. Murphy, III         --    11.3%
                  Peter W. Horne                --    0.1%
                  Tara V. Horne                 --    0.1%
                  Group                         --    81.1%

                                    EXHIBIT 2

      All Class B Common Stock shares owned individually by or in trust for the benefit of Timothy P. Horne, Frederic B. Horne, George B. Horne, Daniel W. Horne, Deborah Horne and Peter W. Horne, and 62,600 Class B Common Stock shares owned individually or in trust for the benefit of Tara V. Horne, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement (the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement (other than George
B. Horne) have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

      The purchase price per share is the 15-day average trading price of the Issuer's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

      This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to Exhibit
10.21 to the Issuer's Annual Report on Form 10-K dated September 16, 1997.

                                    EXHIBIT 3

Item 8 Continued.

      The members of the group are:

      Timothy P. Horne
      Daniel J. Murphy, III
      George B. Horne
      Daniel W. Horne
      Deborah Horne
      Peter W. Horne
      Tara V. Horne

                                    EXHIBIT 4

            All shares of Class B Common Stock held by Timothy P. Horne, individually, all shares of Class B Common Stock held by trusts for the benefit of Daniel W. Horne and Deborah Horne, 2,124,600 shares held by a trust for the benefit of George B. Horne, and 40,000 shares of Class B Common Stock held by Tara V. Horne (7,640,300 shares in the aggregate) are subject to the terms of The George B. Horne Voting Trust Agreement-1997 (the "1997 Voting Trust"). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust.

      Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then David Dietz, whose professional corporation is a partner in the law firm of Goodwin Procter LLP, and Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP (each, a "Successor Trustee" and collectively, the "Successor Trustees"), shall thereupon become co-trustees of the 1997 Voting Trust if such individuals are willing and able to succeed. At any time, Timothy P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the "Primary Designee") and the other as the secondary designee ("Secondary Designee"), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust. Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become a trustee. If any of the Successor Trustees is unable or unwilling or shall otherwise fail to serve as a trustee of the 1997 Voting Trust, or after becoming a co-trustee shall cease to serve as such for any reason, then a third person shall become a co-trustee with the remaining two trustees, in accordance with the following line of succession: first, any individual designated as the Primary Designee, next, any individual designated as the Secondary Designee, and then, an individual appointed by the holders of a majority in interest of the voting trust certificates then outstanding. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative. No trustee or Successor Trustee shall possess the Determination Power unless it is specifically conferred upon such trustee pursuant to the provisions of the 1997 Voting Trust.

      The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or nor such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.


 The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or nor such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees. This summary is qualified in its entirety by reference to the text of the 1997 Voting Trust which is incorporated herein by reference to Exhibit 9.2 of the Issuer's Annual Report on Form 10-K dated September 28, 1999 filed with the Securities and Exchange Commission as amended through the date hereof.

                                    EXHIBIT 5

                        HORNE FAMILY VOTING TRUST - 1991

      The shares of Class B Common Stock beneficially owned by the trust for the benefit of Peter W. Horne (1,235,840 shares in the aggregate), are subject to the terms of the Horne Family Voting Trust Agreement - 1991 (the "1991 Voting Trust"). Under the terms of the Voting Trust, the two trustees (currently Timothy P. Horne and Daniel J. Murphy, III) vote all shares subject to the voting trust except that Timothy P. Horne generally has the right to vote such shares in the event that the trustees do not concur with respect to any proposed action other than the election or removal of directors.

      Under the terms of the 1991 Voting Trust, Timothy P. Horne and George B. Horne may designate an individual to serve as co-trustee with Timothy P. Horne and/or to succeed Timothy P. Horne as sole trustee if Timothy P. Horne ceases to serve as a trustee, and may revoke such designations. If such designee or designees shall become a trustee and shall cease for any reason to serve as such during the term of the 1991 Voting Trust, the holders of a majority of the outstanding voting trust certificates shall designate successor trustees.

      The 1991 Voting Trust expires on October 31, 2001, subject to extension on or after October 31, 1999 by stockholders depositing shares of Class B Common Stock in the 1991 Voting Trust or, in certain cases, the holders of voting trust certificates representing such shares. The 1991 Voting Trust may be amended or terminated by vote of the holders of a majority of the outstanding voting trust certificates and, while one or more of Timothy P. Horne, Frederic B. Horne and their two successors designated as described in the preceding paragraph is serving as trustee, the trustees. Shares may not be removed from the 1991 Voting Trust during its term without the consent of the trustees.

      This summary is qualified in its entirety by reference to the text of the 1991 Voting Trust which is incorporated herein by reference to Exhibit 1 to the Issuer's Current Report on Form 8-K dated October 31, 1991, to the text of the amendments to the 1991 Voting Trust which are incorporated herein by reference to Exhibit 9.1 to the Issuer's Annual Report on Form 10-K dated September 16, 1997, to the text of amendment dated October 17, 1997 to the 1991 Voting Trust which is incorporated by reference to Exhibit 7 to Amendment No. 11 to this
Schedule 13G filed with the Securities and Exchange Commission as amended through the date hereof, to the text of the Designation of Successor Trustee which is incorporated by reference to Exhibit 5 to Amendment No. 12 to this
Schedule 13G and to the text of the signature counterpart to the 1991 Voting Trust which is incorporated by reference to Exhibit 7 to Amendment No. 12 to this Schedule 13G.